UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT

PURSUANT TO SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

Applied Genetic Technologies Corporation

(Name of Subject Company)

Applied Genetic Technologies Corporation

(Name of Person(s) Filing Statement)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

03820J 10 0

(CUSIP Number of Common Stock)

Susan B. Washer

President and Chief Executive Officer

Applied Genetic Technologies Corporation

14193 NW 119th Terrace, Suite 10

Alachua, Florida 32615

(386) 462-2204

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

With copies to:

Stacie S. Aarestad Ryan M. Rourke Reed Foley Hoag LLP 155 Seaport Boulevard Boston, MA 02110 (617) 832-1000	Hope D’Oyley-Gay General Counsel Applied Genetics Technologies Corporation One Kendall Square, 1400W Suite 14102 Cambridge, MA 02139 (617) 843-5728

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Schedule 14D-9 filing consists of the following documents relating to the proposed acquisition of Applied Genetics Technologies Corporation (the “Company”), a Delaware corporation, pursuant to the terms of an Agreement and Plan of Merger (the “Merger Agreement”), dated as of October 23, 2022, by and among Alliance Holdco Limited (“Parent”), a private limited company organized under the laws of England and Wales, Alliance Acquisition Sub, Inc. (the “Purchaser”), a Delaware corporation and a wholly-owned subsidiary of Parent, and the Company. Pursuant to the Merger Agreement, upon the terms and subject to the conditions thereof, the Purchaser will commence a tender offer (the “Offer”) for all of the Company’s outstanding shares of common stock (“Common Stock”) for: (1) $0.34 per share of Common Stock; and (2) one contingent value right (each a “CVR”) per share representing the right to receive potential milestone payments pursuant to and subject to the terms of the CVR Agreement. Upon completion of the Offer, and subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement, Purchaser will be merged (the “Merger”) with and into the Company, with the Company surviving as the wholly-owned subsidiary of Parent.

The information set forth under Items 1.01, 5.03, 8.01 and 9.01 of the Current Report on Form 8-K filed by the Company on October 24, 2022 (the “8-K”) (including all exhibits attached thereto) is incorporated herein by reference.

(i)	Company Press Release, dated October 23, 2022 (filed as Exhibit 99.1 to the 8-K and incorporated herein by reference)

(ii)	Transcript of joint investor conference call held on October 24, 2022 by the Company and Parent (filed as Exhibit 99.1 hereto)

(iii)	Internal Announcement and Frequently Asked Questions for Company Employees distributed to employees of the Company on October 24, 2022 (filed as Exhibit 99.2 hereto)

(iv)	Twitter Post linking to Company Press Release by the Company, dated October 24, 2022 (filed as Exhibit 99.3 hereto)

(v)	Twitter Post by the Company announcing Company and Parent joint investor conference call, dated October 24, 2022 (filed as Exhibit 99.4 hereto)

(vi)	Facebook Post linking to Company Press Release by the Company, dated October 24, 2022 (filed as Exhibit 99.5 hereto)

(vii)	Facebook Post by the Company announcing Company and Parent joint investor conference call, dated October 24, 2022 (filed as Exhibit 99.6 hereto)

(viii)	LinkedIn Post linking to Company Press Release by the Company, dated October 24, 2022 (filed as Exhibit 99.7 hereto)

(ix)	LinkedIn Post by the Company announcing Company and Parent joint investor conference call, dated October 24, 2022 (filed as Exhibit 99.8 hereto)

Forward-Looking Statements

Certain statements in this Schedule 14D-9 and in the exhibits attached hereto may constitute “forward-looking statements.” Such statements relate to a variety of matters, including but not limited to: the timing and anticipated completion of the Offer and the proposed Merger; and other statements that are not purely statements of historical fact. These forward-looking statements are made on the basis of the Company management’s current beliefs, expectations and assumptions and are subject to significant risks and uncertainty. Investors are cautioned not to place undue reliance on any such forward-looking statements. All such forward-looking statements speak only as of the date they are made, and the Company undertakes no obligation to update or revise these statements, whether as a result of new information, future events or otherwise, except as required by law.

Factors that could cause actual results to differ materially from the forward-looking statements contained herein include, but are not limited to, statements about the proposed transactions between Parent and the Company, the expected timeline for completing the transactions, future financial and operating results and benefits of the transaction, future opportunities for the combined company and any other statements about future expectations, beliefs, goals, plans or prospects constitute forward-looking statements. Any statements that are not statements of historical fact (including statements containing “believes,” “anticipates,” “plans,” “expects,” “may,” “will,” “would,” “intends,” “estimates” and similar expressions) should also be considered to be forward-looking statements. There are a number of important factors that could cause actual results or events to differ materially from those indicated by such forward-looking statements, including: the risk that the proposed transactions may not be completed in a timely manner, or at all; the failure to satisfy all of the closing conditions of the proposed transactions; the occurrence of any event, change or other circumstance that could give rise to the termination of the merger agreement and the tender offer thereunder; the effect of the announcement or pendency of the proposed transactions on the Company’s business and operating results; the risk that the proposed transactions may disrupt the Company’s current plans and business operations; potential difficulties retaining employees as a result of the proposed transactions; risks related to the diverting of management’s attention from the Company’s ongoing business operations; the outcome of any legal proceedings that may be instituted against the Company related to the merger agreement or the tender offer thereunder; the Company’s product development and regulatory progress, including statements about the timing and outcomes from data expected in its Skyline and Vista trials and the type of data that may support registration and potential approval. Actual results could differ materially from those discussed in these forward-looking statements, due to a number of important factors, including uncertainty inherent in the clinical development and regulatory process, the extent and duration of the impact of the COVID-19 pandemic, and other risk factors discussed in the “Risk Factors” section of the Company’s Annual Report on Form 10-K for the year ended June 30, 2022 filed with the SEC on September 27, 2022. Any forward-looking statements contained in this Schedule 14D-9 speak only as of the date hereof, and the Company specifically disclaims any obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise.

Additional Information and Where to Find It

The tender offer for the outstanding shares of the Company referenced in this Solicitation/Recommendation Statement has not yet commenced. This Solicitation/Recommendation Statement is neither an offer to purchase nor a solicitation of an offer to sell any securities, nor is it a substitute for the tender offer materials that the Purchaser, the Parent and Syncona Portfolio Limited (“Syncona Portfolio”) will file with the Securities and Exchange Commission. At the time the tender offer is commenced, the Purchaser, the Parent and Syncona Portfolio will file with the SEC a Tender Offer Statement on Schedule TO, and, thereafter, the Company will file a Solicitation/Recommendation Statement on Schedule 14D-9 with the Securities and Exchange Commission with respect to the tender offer. The Company’s stockholders are strongly advised to read the tender offer materials (including the Offer to Purchase, the related Letter of Transmittal and certain other tender offer documents that have yet to be filed) and the Solicitation/Recommendation Statement because they will contain important information that should be read carefully before any decision is made with respect to the tender offer. The Tender Offer Statement and the Solicitation/Recommendation Statement will be available for free at the SEC’s website at www.sec.gov. Free copies of these materials and other tender offer documents will be made available by the information agent for the tender offer.

In addition to the Offer to Purchase, the related Letter of Transmittal and certain other tender offer documents, the Company files annual, quarterly and special reports, proxy statements and other information with the SEC. The Company’s filings with the SEC are available to the public from the website maintained by the SEC at www.sec.gov. Additional copies of the tender offer materials may be obtained for free by contacting Applied Genetic Technologies Corporation at 14196 NW 119th Terrace, Suite 10, Alachua, Florida, 32165, Attention: Chief Financial Officer.